Halifax House Price Index

National Index **May 2002**

FOR IMMEDIATE RELEASE **MONDAY, 3RD JUNE 2002**

All Houses, All Buyers Index (1983=100)

Index (seasonally adjusted) **346.8** Monthly Change **4.2%** Annual Change **18.5%**

Standardised Average Price (seasonally adjusted) **£107,152**

- UK house prices rose by 4.2% in May (seasonally adjusted) – the biggest monthly rise on record.
- The annual rate of house price inflation in the UK is now 18.5%.
- House prices are being driven up by a combination of low interest rates, low unemployment and supply shortages.
- First-time buyers are finding it increasingly difficult to buy property in many parts of the country. This should act as a drag on demand and eventually cause house price inflation to ease.


House Price Inflation
(% change, year on year)
16
12
8
4
0
-4
1995
1996
1997
1998
1999
2000
2001
2002

Source: Halifax House Price Index

Commenting on the figures Martin Ellis, Group Economist, said:

"House prices rose at their fastest ever monthly rate in May. A combination of very low interest rates and unemployment have boosted housing demand which, together with a shortage of suitable properties for sale, has driven prices up sharply.

Indicators of housing market activity confirm the buoyant state of the market. The latest figures from the Bank of England show that the number of mortgage approvals for house purchase also rose to a record level in April, whilst Inland Revenue statistics show that property transactions in England and Wales in April were 17% higher than a year ago.

At 3.7, however, the ratio of house prices in relation to average earnings is well below the peak of 5.0 and only a little above its long-term historical average. This, combined with the low level of mortgage payments as a proportion of income for a typical buyer, demonstrates that owning a home remains an affordable proposition for most people in most parts of the country.

It is clear that house prices will not slow as quickly as we predicted earlier in the year. Probable interest rate increases in the next few months should ease the pace of future house price growth, however."

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UK House Prices : Historical Data

All Houses, All Buyers (Seasonally Adjusted)

	Index 1983=100 1	Standardised Average Price £ 2	Monthly Change %	Annual Change %	Price/ Earnings Ratio 3
Period					
1997 Q4	225.4	69,657	-	5.4	3.18
1998 Q4	237.2	73,286	-	5.5	3.25
1999 Q4	264.1	81,595	-	11.5	3.44
2000 Q4	278.6	86,095	-	5.7	3.55
2001 Q4	311.2	96,149	-	11.7	3.72
May 2001	292.5	90,382	1.2	7.3	3.60
Jun	297.9	92,050	1.8	9.7	3.64
Jul	300.0	92,683	0.7	9.6	3.66
Aug	304.3	94,015	1.4	10.9	3.74
Sep	304.5	94,084	0.1	8.8	3.72
Oct	304.5	94,082	0.0	9.4	3.70
Nov	311.1	96,133	2.2	11.5	3.79
Dec	319.8	98,819	2.8	15.5	3.66
Jan 2002	325.1	100,449	1.6	16.8	3.73
Feb	329.5	101,819	1.4	16.9	3.67
Mar	330.4	102,098	0.3	16.0	3.68
Apr	332.7	102,808	0.7	15.1	-
May	346.8	107,152	4.2	18.5	-

NOTES

1. INDEX
The standardised index is seasonally adjusted using the U.S. Bureau of the Census XII moving-average method based on a rolling 84-month series. Each month, the seasonally adjusted figure for the same month a year ago and last's month figure are subject to revision.

2. STANDARDISED AVERAGE PRICE
The standardised average price is calculated using the Halifax's mix adjusted methodology.

3. PRICE/EARNINGS RATIO
Ratio of the Halifax standardised average price of All Houses to national average earnings for full-time male employees.